  Exhibit 99.1

High Tide to Announce First Quarter 2023 Financial Results

CALGARY, AB, Feb. 27, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, said today that it will release its financial and operational results for the quarter ended January 31, 2023, after financial markets close on Friday, March 17, 2023. High Tide's first quarter 2023 financial and operational results will be available on SEDAR, EDGAR, and on the Company's website at https://hightideinc.com/invest.

Following the release of its first quarter 2023 financial and operational results, High Tide will host a webcast with Raj Grover, President and Chief Executive Officer, and Sergio Patino, Interim Chief Financial Officer, to discuss the Company's financial results and its plans for the rest of 2023, at 11:30 AM Eastern Time on Monday, March 20, 2023.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/193203965

Joining by Telephone:

Canada dial-in number (Toll-Free):	1 833 950 0062

Canada dial-in number (Local):	1 226 828 7575

United States (Toll-Free):	1 833 470 1428

United States (Local):	1 404 975 4839

All other locations:	1 929 526 1599

Participant access code:	291706

Participants will need to enter the participant access code before being met by a live operator

Employee Stock Options Grant

In addition, High Tide announces the grant of 258,000 incentive stock options (the "Options") to various employees, consultants and management of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

Grant of Restricted Share Units

The Company also announced that its Board of Directors has approved a grant of 706,250 restricted share units ("RSUs") to various employees, consultants and management of the Company pursuant to the Company's restricted share unit plan. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Brick & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 151 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. Canna Cabana is also the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of some of the world's most popular consumption accessories sites, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the potential of CBD globally through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk.

Wholesale Distribution: High Tide keeps the consumption accessories category stocked through wholesale solutions via Valiant™.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by Report on Business Magazine. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss High Tide's profile pages on SEDAR, EDGAR and on the Company's website at https://hightideinc.com/invest.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-to-announce-first-quarter-2023-financial-results-301756087.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/27/c9518.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 27-FEB-23